UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PETROTEQ ENERGY INC.
(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

71678B107
(CUSIP Number)

ALEKSANDR BLYUMKIN 15315 W. Magnolia Blvd, Suite 120 Sherman Oaks, California 91403 U.S.A.

July 20, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 71678B107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ALEKSANDR BLYUMKIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,441,054(1) shares of common stock ("Common Shares")
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
26,441,054 (1) Common Shares.
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,441,054 (1) Common Shares.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.67%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Notes:

(1) These 26,441,054 Common Shares consist of (i) 25,931,940 Common Shares held directly by the Reporting Person, and (ii) 509,114 Common Shares held by entities controlled by the Reporting Person who has discretionary voting and investment authority over securities held by these entities.

(2) Based on 466,083,259 Common Shares currently issued and outstanding.

Item 1. Security and Issuer

This statement relates to the voting common stock, without a par value, of Petroteq Energy Inc., a corporation organized under the laws of the province of Ontario (the "Issuer").  The Issuer maintains its principal executive office at 15315 W. Magnolia Blvd, Suite 120, Sherman Oaks, California 91403 U.S.A.

Item 2. Identity and Background

Name:

This statement is filed by Aleksandr Blyumkin (the "Reporting Person").

Residence or Business Address:

15315 West Magnolia Blvd, Suite 120, Sherman Oaks, California 91403

Present Principal Business or Occupation:

The Reporting Person is the Executive Chairman, Interim Chief Executive Officer and a director of the Issuer.

Place of Organization or Citizenship:

U.S.A.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

  Prior to the July 20, 2020 (the "Date of Event"), the Reporting Person beneficially owned 7,408,900 Common Shares and controlled and has discretionary voting and investment authority over (i) 2,016 Common Shares held by Alexander & Polina Blyumkin Trust and (ii) 507,098 Common Shares held by Express Consulting LLC;

  As at the Date of Event, the Reporting Person acquired 15,000,000 Common Shares, at a subscription price of $0.04 per Common Share, pursuant to a subscription agreement dated July 20, 2020 between the Reporting Person and the Issuer;

  As at the Date of Event, the Reporting Person acquired 2,356,374 Common Shares, at a deemed price of $0.04 per Common Share, pursuant to a debt conversion agreement dated July 20, 2020 between the Reporting Person and the Issuer and its wholly-owned subsidiary, Petroteq Oil Recovery, LLC; and

  As at April 28, 2021, the Reporting Person acquired 1,166,666 Common Shares, at a subscription price of $0.06 per Common Share, pursuant to a subscription agreement dated April 28, 2021 between the Reporting Person and the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities referred to in Item 3 above as part of the Reporting Person's overall investment strategy, and in order to provide funds to the Issuer in the form of subscription proceeds (and, in the case of the debt conversion transaction described in Item 3, to preserve the Issuer's cash) for application towards the further development and refinement of the Issuer's extraction technology currently in use at its oil sands processing plant in Asphalt Ridge, Utah, and for working capital.

Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person potentially may exchange Common Shares for other assets or may sell Common Shares to increase his cash position.

In his capacity as the Executive Chairman, Interim Chief Executive Officer and a director of the Issuer, the Reporting Person is integrally involved in the formulation and execution of the Issuer's strategic and operational plans, and is involved in the raising of financing for the Issuer.

Other than as disclosed herein, the Reporting Person, in his personal capacity, has no current plans or proposals that relate to or would result in or cause:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Except as described below, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a) For the purposes of this statement, the Reporting Person is reporting herein that the Reporting Person was the beneficial owner of 25,931,940 Common Shares, representing approximately 5.56% of 466,083,259 Common Shares currently issued and outstanding. These 25,931,940 Common Shares consist of (i) 7,408,900 held by the Reporting Person prior to the Date of Event; (ii) 17,356,374 Common Shares acquired by the Reporting Person on July 20, 2020; and (iii) 1,166,666 Common Shares acquired by the Reporting Person on April 28, 2021 (see Item 3 above).

(b) For the purposes of this statement, the Reporting Person is reporting herein that the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 509,114 Common Shares, representing approximately 0.11% of 466,083,259 Common Shares currently issued and outstanding. These 509,114 Common Shares consist of (i) 2,016 Common Shares held by Alexander & Polina Blyumkin Trust; and (ii) 509,098 Common Shares held by Express Consulting LLC prior to the Date of Event (see Item 3 above).

(c) As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d) As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2021

 /s/ Aleksandr Blyumkin

By: __________________________
 Aleksandr Blyumkin